EXHIBIT 99.1

Golar LNG Limited update

The Company is aware of the allegations that have been made against Hygo's Chief Executive, Eduardo Antonello.  The allegations against Mr. Antonello involve conduct that predates and do not, in any way, implicate his work at Hygo.  However, in an abundance of caution, Hygo has initiated a review to seek to confirm that there have not been any deviations from its culture of compliance in connection with Mr. Antonello's service to Hygo.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG and Hygo undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG and Hygo undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda

September 24, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhão

Stuart Buchanan